Exhibit 99.(a)(1)(G)

[communication to be in email format]

Reminder — Offer to Exchange Termination Date is Approaching

Our records indicate that you have not returned an Election Form either accepting or declining the Company’s recent offer to exchange certain of your options. Whether or not you elect to exchange your Eligible Options, you must either mark the “elect” or “do not accept” box on the Election Form, sign the Election Form and return it by fax to Sorrell Johnson at (650) 390-1976 for receipt.

ALL ELECTION FORMS MUST BE RETURNED NO LATER THAN MIDNIGHT, PACIFIC TIME, ON FRIDAY, AUGUST 5, 2005. IF YOU DO NOT RETURN AN ELECTION FORM, NONE OF YOUR ELIGIBLE OPTIONS WILL BE EXCHANGED AND YOUR ELIGIBLE OPTIONS WILL CONTINUE ON CURRENT TERMS.

If you have any questions, please send an email to Sorrell Johnson at sjohnson@ariba.com.